As filed with the Securities and Exchange Commission on June 23, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934

For the transition period from                      to

Commission File No.: 1-14500

A.	Full title of the plans and the address of the plans, if different from that of the issuer named below:

Gateway, Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office.

GATEWAY, INC.

7565 Irvine Center Drive

Irvine, CA 92618

SUMMARY TABLE OF CONTENTS

REQUIRED INFORMATION

The Gateway, Inc. Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements as of December 31, 2005 and 2004 and for the year ended December 31, 2005 and schedules of the Plan as of and for the year ended December 31, 2005, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix I, as listed in the Summary Table of Contents and incorporated herein by reference. The consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, attached hereto as an Exhibit is a part hereof.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on June 23, 2006.

Gateway, Inc. Retirement Savings Plan

By:	/s/ Anitta Spenner
	Name:	Anitta Spenner
	Title:	Plan Administrator

2

APPENDIX I

Gateway, Inc.

Retirement Savings Plan

Financial Statements as of December 31, 2005 and 2004, and for the

Year Ended December 31, 2005, Supplemental Schedule as of December 31, 2005,

and Report of Independent Registered Public Accounting Firm

3

NOTE: All	other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Gateway, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Gateway, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Costa Mesa, California June 22, 2006

Gateway, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value (Note 3)	$99,260,648	$105,585,861
Contributions receivable
Participant	—	179,259
Employer	—	59,063

Total receivables	—	238,322

Liabilities
Refunds due to participants for excess contributions (Note 2)	—	327,266

Net assets available for benefits	$99,260,648	$105,496,917

The accompanying notes are an integral part of these financial statements.

Gateway, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions
Contributions
Participants	$8,033,858
Employer	2,700,497
Rollovers	1,507,869

Total contributions	12,242,224
Net depreciation in fair value of investments	(1,106,179)
Interest and dividends	4,382,468
Plan Merger (Note 1)	3,444,127

Total additions	18,962,640

Deductions
Benefits paid	25,182,289
Administrative expenses	16,620

Total deductions	25,198,909

Net decrease in assets available for benefits	(6,236,269)
Net assets available for benefits, beginning of year	105,496,917

Net assets available for benefits, end of year	$99,260.648

The accompanying notes are an integral part of these financial statements.

Gateway, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1. Description of Plan

The following brief description of the Gateway, Inc. Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

General

The Plan is a defined contribution plan covering eligible employees of Gateway, Inc. (“Gateway”). Employees are considered eligible as of their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Gateway significantly restructured its business during the year ended December 31, 2004, resulting in a reduction in the number of its employees from approximately 8,000 at the beginning of the year to approximately 1,900 at the end of 2004 (the “Restructuring”). At the end of 2005, Gateway had approximately 1,800 employees.

Plan Trustee

On January 18, 2005, the Trustee of the Plan was changed from Wells Fargo Bank Minnesota, N.A. (“Wells Fargo”) to Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”). The general duties of the trustee are to manage, invest and reinvest the trust funds, to collect and hold earnings and profits, and to make payments from the trust funds, as directed by the Plan.

Plan Merger

On January 19, 2005 the assets of a 401(k) retirement plan of a Gateway wholly owned subsidiary, Gateway US Retail, Inc. (formally known as eMachines, Inc.), was consolidated into the Plan at Fidelity. Assets totaling $3,444,127 were transferred into the Plan during the year ended December 31, 2005.

Contributions

Participants may contribute 1 percent to 50 percent of their annual compensation to the Plan. Gateway contributes 50 percent of the participant’s contribution in cash up to an amount equal to 3 percent of the participant’s annual compensation. Contributions cannot exceed the maximum allowable dollar limit set by the Internal Revenue Service (“IRS”) for a plan year.

Effective January 1, 2002, participants age 50 and older are permitted to make additional “catch-up” contributions not to exceed $4,000 in 2005. Gateway does not provide matching contributions on participant “catch-up” contributions.

Participants may make rollover contributions, a transfer from another qualified plan, if the contribution complies with the requirements set forth by the Internal Revenue Code (“IRC”).

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) Gateway’s contribution, and (c) an allocation of the Plan’s net investment income. Allocations of net investment income within each fund are based on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits

The payment of benefits can be made upon service or disability retirement, termination of the Plan, death, termination of employment, or financial hardship. Benefits to which participants are entitled are limited to the vested amount accumulated in each participant’s account. The participant or beneficiary will be paid in a lump sum or on an installment basis at the option of the participant or beneficiary.

Vesting

Participants are immediately 100 percent vested in their contributions, plus actual earnings thereon. Gateway contributions vest 50 percent upon one year of completed service and 100 percent after two years of completed service. Participants terminated as part of the Restructuring are 100 percent vested in both their contributions and the Gateway contributions.

Gateway, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

Participant Loans

The Plan provides that participants may obtain loans from their participant account. The minimum loan amount is $1,000 and the maximum is 50 percent of the account balance up to $50,000. Loan terms generally range from 1 to 10 years. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates ranged from 4.0 percent to 9.5 percent as of December 31, 2005 and 2004. Loans mature from January 2006 to October 2015. Principal and interest are paid through payroll deductions.

Tax Status

The IRS has determined and informed the Company by letter dated May 6, 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Forfeited Accounts

Forfeited, nonvested account balances are used to reduce Gateway’s contributions throughout the year. Forfeited, nonvested amounts totaled $203,624 and $0 for the year ended December 31, 2005 and 2004, respectively. During the year ended December 31, 2005, $80,000 from forfeited nonvested accounts was used to reduce employer contributions.

Investment Options

For 2005 and 2004, the Plan offered 23 and 11 investment funds, respectively, with a variety of growth and risk characteristics. Plan participants may direct their contributions and the Gateway matching contribution between any combination of the funds in increments of 1%. Effective September 1, 2005, Gateway common stock was no longer available for new investments. Furthermore, effective September 1, 2006, Gateway common stock will be liquidated as an investment option.

Each participant has the option to direct the investment of all contributions to any of the funds offered by the Plan on a daily basis. The number of such funds and the type of investments therein may be changed at any time by the Plan.

Plan Termination

Although it has not expressed any intent to do so, Gateway has the right, under the Plan document, to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. Upon termination, the entire adjusted amount of each participant’s account value, including that portion attributable to Gateway’s matching contributions which would not otherwise be vested, becomes fully vested.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Gateway, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

Investment Valuation and Income Recognition

Investments in securities are stated at fair value based on quoted market prices on the last business day of the Plan year. Investments in common trust funds (“funds”) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Purchases and sales of securities are reflected on a trade date basis. The loan accounts of participants are recorded at the principal value of outstanding loans, plus accrued interest, which approximates fair value.

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Administrative Expenses

Certain administrative expenses are charged to the Plan. All Plan trustee, custodian, record keeping, administration and audit fees are paid by Gateway. All investment management fees are paid by the Plan.

Recording of Benefit Payments

Payments are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2005 and 2004, respectively.

Excess Contributions

The Plan is required to return contributions received during the plan year in excess of IRC limits. There were no excess contributions payable as of December 31, 2005. Excess contributions payable were $327,266 as of December 31, 2004.

3. Investments

Investments held by the Plan are summarized in the following schedule. Investments that represent 5% or more of the Plan’s net assets at either December 31, 2005 or 2004 (including comparative amounts as necessary) are separately identified. All remaining investments are included in other.

	2005	2004
Common stock:
Gateway, Inc. common stock	$2,819,619	$8,679,370
Common collective trusts:
Wells Fargo Stable Return Fund	0	14,716,875
Fidelity Managed Income Portfolio	11,946,427	0
Mutual funds:
Neuberger & Berman Genesis Fund	8,720,835	7,377,444
Fidelity Capital Appreciation Fund	23,856,931	15,712,607
Fidelity Advisor Diversified International Fund	8,312,106	7,522,822
Dodge and Cox Balanced Fund	12,595,252	0
Excelsior Value and Restructuring Fund	9,991,720	0
Wells Fargo Balanced Growth Fund	0	13,055,340
American Century Ultra Fund	0	13,393,642
Van Kampen American Capital Comstock Fund	0	10,344,758
Other	21,017,758	14,783,003

Total investments	$99,260.648	$105,585,861

Gateway, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Gateway, Inc. Common Stock	$(1,562,918)
Mutual funds	456,739

Net depreciation in fair value of investments	$(1,106,179)

The Plan invests in various securities as detailed above. On January 18, 2005, when the Trustee of the Plan was changed from Wells Fargo to Fidelity, various investments managed by Wells Fargo were closed and new investments managed by Fidelity were opened.

4. Related Party and Party-in-Interest Transactions

Plan investments include Gateway common stock. Gateway is the Plan sponsor and, therefore, these transactions are party-in-interest transactions, as defined by ERISA. As of December 31, 2005 and 2004, the Plan held 1,123,355 and 1,380,848 shares, respectively, of Gateway common stock with a cost basis of $9,805,631 and $14,673,110, respectively. For the year ended December 31, 2005, purchases and sales of Gateway common stock amounted to $1,029,327 and $2,064,576, respectively.

The Plan also invests in various funds managed by Fidelity. Fidelity is the trustee, effective January 18, 2005, as defined by the Plan and, therefore, these transactions are party-in-interest transactions, as defined by ERISA. The trustee is authorized to invest in securities under its management and control on behalf of the Plan. For the year ended December 31, 2005, the trustee made purchases and sales of such securities amounting to $12,567,345 and $18,542,118, respectively. For the year ended December 31, 2004, when Wells Fargo was the trustee, purchases and sales of such securities amounted to $23,583,570 and $29,945,950, respectively.

Gateway, Inc. Retirement Savings Plan

Form 5500, Schedule H, Line4(i)—Schedule of Assets (Held at End of Year)

December 31, 2005

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Gateway, Inc. – common stock	Common stock	$2,819,619
*	Fidelity - Advisor Diversified International Fund	Mutual fund	8,312,106
*	Fidelity - Contrafund	Mutual fund	1,424,843
*	Fidelity - Capital Appreciation Fund	Mutual fund	23,856,931
*	Fidelity - Spartan U.S. Equity Index Fund	Mutual fund	3,683,337
*	Fidelity - Freedom 2000	Mutual fund	40,426
*	Fidelity - Freedom 2005	Mutual fund	11,016
*	Fidelity - Freedom 2010	Mutual fund	32,804
*	Fidelity - Freedom 2015	Mutual fund	83,725
*	Fidelity - Freedom 2020	Mutual fund	327,243
*	Fidelity - Freedom 2025	Mutual fund	245,272
*	Fidelity - Freedom 2030	Mutual fund	467,459
*	Fidelity - Freedom 2035	Mutual fund	37,129
*	Fidelity - Freedom 2040	Mutual fund	185,355
*	Fidelity - Managed Income Portfolio	Common collective trust	11,946,427
*	Fidelity - Freedom Income	Mutual fund	36,505
	Neuberger & Berman - Genesis	Mutual fund	8,720,835
	Hotchkis & Wiley - Mid-Cap Value Fund	Mutual fund	2,924,721
	Dodge and Cox - Balanced Fund	Mutual fund	12,595,252
	Excelsior - Value and Restructuring Fund	Mutual fund	9,991,720
	Calamos - Growth Fund A	Mutual fund	1,160,304
	Pimco - Total Return	Mutual fund	3,357,630
	Baron Asset - Small Cap Fund	Mutual fund	4,812,961
*	Gateway, Inc. - Stock Fund Purchase Account	Money market fund	3,836
*	Participant loans	4.0 percent to 9.5 percent notes, due from January 2006 to October 2015	2,183,192

			$99,260,648

*	Represents a party-in-interest to the Plan for which a statutory exemption exists.

INDEX TO EXHIBITS

Exhibit Number	Document
23	Consent of Independent Registered Public Accounting Firm (Filed herewith)